082-04939

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

LUIS MARTOS
LEGAL ASSISTANT
212 450 5691
LUIS.MARTOS@DPW.COM

[redacted]

November 6, 2008

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory Disclosure, filed with the CNMV on August 27, 2008, informing of the presentation of results for the first semester of 2008.

- Regulatory Disclosure, filed with the CNMV on September 6, 2008, informing of the agreement for the sale of shares of Belfast City Airport Limited to ABN Amro Global Infrastructure Fund.

- Regulatory Disclosure, filed with the CNMV on September 17, 2008, announcing BAA's decision to initiate the process of selling Gatwick airport.

- Regulatory Disclosure filed with the CNMV on October 28, 2008 informing of the presentation of results for the first nine months of 2008.

11/12

If you have any questions, please do not hesitate to contact me at 212-450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Luis Martos /mek

Luis Martos
Legal Assistant

Attachments
By Hand Delivery

ferrovial

OTHER DISCLOSURE

GRUPO FERROVIAL, S.A. gives notice that on Monday 1 September 2008, at 18.00, it will present its results for the first half of 2008.

The event may be followed via conference call. The telephone numbers and access codes are available from the Shareholder Relations Office (902 25 30 50).

Madrid, 27 August 2008

News Release

17th September 2008

BAA to sell Gatwick Airport

Airport operator BAA today announced plans to sell Gatwick Airport.

Colin Matthews, BAA's chief executive, said:

"We have decided to begin the process of selling Gatwick Airport immediately. Gatwick is one of Europe's premier airports, the busiest single-runway airport in the world, and it was used by 35 million passengers last year.

"Gatwick has long been an important and valuable part of BAA and the decision to sell was not taken lightly. We believe that the airport's customers, staff and business will benefit from the earliest possible resolution of current uncertainty.

"When the Competition Commission published its provisional findings, we said that we would be realistic in our response, though we disagree with the Commission's report and the analysis on which it is founded.

"We will continue to present our case, in respect of the South East airports and those in Scotland. At Stansted, we believe that a change of ownership would interfere with the process of securing planning approval for a second runway, which remains a key feature of Government air transport policy.

"The Commission itself states that a shortage of runway capacity in the South East is a main cause of poor service standards, but we believe its proposed remedies will delay delivery of that capacity.

"BAA will continue to change in many respects. We have a new management team. Our priority is to improve the quality of service we offer passengers and airlines.

"Success depends not only on our day to day management of our airports, but also on policy-makers taking the right decisions on runway capacity and future regulation.

"Our response to the Competition Commission's report, and our announcement concerning Gatwick, is intended to focus our efforts accordingly."

-ends-

Further information from: -
BAA Limited: Malcolm Robertson, 07788 567680

BAA Limited: Damon Hunt, 0208 745 7224

Finsbury: Mike Smith/Don Hunter 020 7251 3801

NOTES TO EDITORS

BAA will appoint financial advisers soon

Gatwick is the busiest single-runway airport in the world and the second largest airport in the UK.

Its development strategy for the future focuses on the airport's expansion as a single-runway, two-terminal airport, as it grows to handle around 40 million passengers a year by 2010/2011.

Operating hours: 24 hours a day, 365 days a year

Opened: 1958

Runways: One, 3,316m long by 45m wide

Terminals: Two

Airlines: Around 80

Destinations: More than 220

Air transport movements per year: 262,000

Passengers per year: 35 million

Rail link: Gatwick Express, 30 minutes to London; www.gatwickexpress.com

Employs: More than 25,000 (of which around 2,400 are BAA Gatwick employees)

Air cargo per year: over 134,000 tonnes

Traducción del inglés a efectos exclusivamente informativos

NOTA DE PRENSA

17 de septiembre de 2008

BAA venderá el aeropuerto de Gatwick

El gestor aeroportuario BAA ha anunciado hoy sus planes para vender el aeropuerto de Gatwick.

Colin Matthews, Consejero Delegado de BAA ha afirmado:

"Hemos decidido iniciar el proceso de venta del aeropuerto de Gatwick de inmediato. Gatwick es uno de los principales aeropuertos de Europa. Es el aeropuerto de una sola pista con mayor tránsito del mundo y por el que han pasado 35 millones de pasajeros el último año".

"Gatwick ha sido durante mucho tiempo una importante y valiosa parte de BAA y la decisión de vender no se ha tomado a la ligera. Creemos que los usuarios de los aeropuertos, los trabajadores y el negocio se beneficiarán lo antes posible de una resolución frente a la actual incertidumbre".

"Cuando la Comisión de Competencia publicó su dictamen provisional, dijimos que seríamos realistas en nuestra respuesta aún estando en desacuerdo con el informe de la Comisión, así como con el análisis en el que está basado".

"Continuaremos defendiendo nuestra posición en lo referente a los aeropuertos del sureste del Reino Unido y de Escocia. Con respecto a Stansted, creemos que un cambio de propietario interferiría en el proceso para la aprobación de una segunda pista, lo que constituye un elemento clave de la política de transporte aéreo del Gobierno".

"La Comisión de la Competencia asegura que la falta de pistas de aterrizaje en el sureste del país es una de las principales razones por las que existe un servicio insatisfactorio, pero creemos que las soluciones propuestas retrasarán el aumento de capacidad".

"BAA continuará cambiando en muchos aspectos. Tenemos un nuevo equipo de dirección. Nuestra prioridad es mejorar la calidad del servicio que ofrecemos a los pasajeros y a las aerolíneas".

"El éxito depende no sólo de nuestra gestión del día a día en nuestros aeropuertos sino también de aquellos (*policy-makers*) que tienen que tomar la decisión correcta sobre la capacidad de las pistas de aterrizaje, así como de la futura regulación".

"Nuestra respuesta al informe de la Comisión de la Competencia y este anuncio sobre Gatwick tienen la intención de centrar nuestros esfuerzos en este sentido".

-fin-

Para más información:

BAA Limited: Malcolm Robertson, +44 (0) 7788 567680

BAA Limited: Damon Hunt, +44 (0) 208 745 7224

Finsbury: Mike Smith/Don Hunter +44 (0) 20 7251 3801

NOTA PARA EL EDITOR

BAA nombrará en un corto plazo a sus asesores financieros

Gatwick es el aeropuerto de una sola pista con mayor tránsito del mundo y el segundo más grande del Reino Unido

Su estrategia de desarrollo para el futuro se centra en el crecimiento del aeropuerto hasta alcanzar los 40 millones de pasajeros al año para 2010/2011, manteniendo una única pista y dos terminales.

Horario de operaciones: 24 horas al día, 365 días al año

Inaugurado en 1958

Pistas de aterrizaje: Una pista de 3.316 metros de largo por 45 metros de ancho

Terminales: Dos

Aerolíneas: 80 aproximadamente

Destinos: Más de 220

Movimientos aéreos de transporte al año: 262.000

Número de pasajeros por año: 35 millones

Enlace ferroviario: Gatwick Express, a 30 minutos de Londres; www.gatwickexpress.com

Empleos: Más de 25.000 (de los cuales 2.400 pertenecen a BAA Gatwick)

Carga aérea por año: unas 134.000 toneladas

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

BAA Limited ("BAA"), a subsidiary of Ferrovial Infraestructuras, S.A., which is in turn a subsidiary of Grupo Ferrovial, S.A., today announced that it has decided to initiate the process of selling Gatwick airport.

Attached to this disclosure is the communiqué issued by BAA's CEO in its original English version, with a Spanish translation for information purposes only.

Madrid, 17 September 2008.

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

ferrovial

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. (the Company) hereby notifies the National Securities Market Commission (CNMV) of the following

REGULATORY DISCLOSURE

Ferrovial Aeropuertos S.A., a subsidiary of Ferrovial Infraestructuras, S.A., which is in turn a subsidiary of Grupo Ferrovial, S.A., has reached an agreement for the sale of shares representing 100% of the company Belfast City Airport Limited ("BCA") to ABN Amro Global Infrastructure Fund, with the participation of Faros Infrastructure Partners LLC, for 132.5 million pounds sterling.

The deal is part of Ferrovial's strategy to focus its UK airport business on BAA, manager of various UK airports. According to preliminary calculations, Ferrovial's capital gains from the sale of BCA will be approximately 85.6 million pounds sterling.

The deal is expected to be closed at the end of September.

Madrid, 6 September 2008

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

ferrovial

OTHER DISCLOSURES

GRUPO FERROVIAL, S.A. gives notice that on Thursday 30 October 2008, at 18.00, it will present its results for the first nine months of 2008.

The event may be followed via conference call. The telephone numbers and access codes are available from the Shareholder Relations Office (902 25 30 50).

Madrid, 28 October 2008

END